T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

RECEIVED

2004 DEC 15 P 3:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
**Attention: Filing Desk**
450 Fifth Street, NW
Washington, DC 20549
USA

04054101

Your ref. file number is 82-5125
Our ref. Investor Relations
Telephone +49 6151 680-2931
Date December 08, 2004
Subject T-Online International AG

SUPPL

To whom it may concern:

Please find enclosed

- the press release of December 08 2004, regarding Mobile Internet surfing with T-Online via Wireless LAN

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

dw 1/5

Enclosure

T-Online International AG
Address Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Board Kai-Uwe Ricke (Chairman)
Managing Directors Rainer Beaujean, Veronika Altmeyer, Jens Becker, Burkhard Graßmann, Thomas Hille, Andreas Kindt
Registered at Amtsgericht Darmstadt, HRB 7641
VAT ID number DE 191 156 693

# Press Release

## Mobile Internet surfing with T-Online via Wireless LAN

Customers surf conveniently at T-Com and
T-Mobile HotSpots / New WLAN Access Finder
simplifies search for available dial-in points

**T-Online/Darmstadt, 8 December 2004** – T-Online customers will in future surf the Internet at the HotSpot-locations of T-Com and T-Mobile the fast, wireless way. Dial-in at a HotSpot is either by entering your personal eMail-address and password at the HotSpot portal, or via the StartCenter of T-Online Software 5.0. Availability of a HotSpot can be automatically detected and displayed with help of the T-Online WLAN Access Finder, a new function of the current T-Online Software 5.0. With HotSpot by T-Com and T-Mobile,T-Online customers will conveniently dial in at more than 3500 public WLAN locations.

"More and more mobile people are using public dial-in points in order to surf the Internet without cables," says T-Online board member Thomas Hille. "With the new Access Finder, we offer our customers maximum convenience when using any of more than 3500 HotSpots."

With the latest version of T-Online Software 5.0, T-Online offers fast, simple dial-in options via the various access technology variants (analog, ISDN, T-DSL, WLAN). Customer benefit: once installed on the laptop, personal access data can be used for all dial-in variants. Whether at home with T-DSL, at friends via ISDN, or at a T-Com and T-Mobile HotSpot. For dial-in via HotSpot, T-Online customers pay €0.16 per minute. Costs incurred by surfing at the HotSpot are charged via the monthly Deutsche Telekom bill, calculated precisely to the minute.

The HotSpot locations of T-Com and T-Mobile are to be further expanded in the near future. T-Com concentrates on sites with primarily private usage such as cafés, restaurants or hotels, while T-Mobile expands business locations such as business hotels, airports and fairgrounds.

This press release, and further information on T-Online, can be found in the Internet at www.t-online.net.

**T-Online International AG**
**Corporate Communications**

Waldstraße 3, 64331 Weiterstadt
**Tel.** (0 6151) 680-2210, **Fax** (0 6151) 680-2219
**E-Mail:** press@t-online.net

**Ansprechpartner** für diese Mitteilung/**Contact**: Michael Schlechtriem

Pressemitteilungen sind online abrufbar unter **www.t-online.net**
Press releases are available online at **www.t-online.net**